FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of May 3, 2013

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
46a, Avenue John F. Kennedy
L-1855 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F   _✓_   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.
Yes ____  No     ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris's press release announcing its 2013 first quarter results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 3, 2013

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Giovanni Sardagna
Tenaris
 1-888-300-5432
www.tenaris.com

Tenaris Announces 2013 First Quarter Results

The financial and operational information contained in this press release is based on unaudited consolidated financial statements presented in U.S. dollars and prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board and adopted by the European Union, or IFRS.

Luxembourg, May 1, 2013. - Tenaris S.A. (NYSE, Buenos Aires and Mexico: TS and MTA Italy: TEN) (“Tenaris”) today announced its results for the quarter ended March 31, 2013 in comparison with its results for the quarter ended March 31, 2012.

Summary of 2013 First Quarter Results

(Comparison with fourth and first quarters of 2012)
	Q1 2013	Q4 2012		Q1 2012
Net sales ($ million)	2,678	2,758	(3%)	2,617	2%
Operating income ($ million)	554	586	(5%)	566	(2%)
Net income ($ million)	423	350	21%	448	(6%)
Shareholders’ net income ($ million)	425	358	19%	439	(3%)
Earnings per ADS ($)	0.72	0.61	19%	0.74	(3%)
Earnings per share ($)	0.36	0.30	19%	0.37	(3%)
EBITDA1 ($ million)	699	733	(5%)	704	(1%)
EBITDA margin (% of net sales)	26.1%	26.6%		26.9%
*EBITDA is defined as operating income plus depreciation, amortization and impairment charges/(reversals)

Our first quarter sales decreased 3% sequentially as higher sales of premium OCTG products in Saudi Arabia and Sub-Saharan Africa did not fully compensate for lower sales in South America and the impact of lower  market prices for less differentiated products in North America. Our EBITDA and operating margins maintained a good level in a competitive market.

Cash provided by operating activities reached $563 million during the quarter and at the end of the quarter we had a net cash position (cash and other current investments less total borrowings) of $121 million.

Market Background and Outlook

Over the past three quarters, drilling activity in North America has slowed down and should start to pick up by the end of the year, while in the rest of the world it should continue to increase slowly, supported by current oil and gas prices.

In the second quarter, the Canadian break up will affect our sales in North America. Sales in the Middle East are expected to increase further from the level of the first quarter. In the second half, sales of line pipe in Brazil will be affected by delays in project execution. Industrial customers in Europe will continue to be affected by weak economic activity.

In this environment, sales and margins for the rest of the year are expected to remain close to current levels with product mix improvements helping to offset the impact of lower prices in less differentiated segments.

Analysis of 2013 First Quarter Results

Tubes Sales volume (thousand metric tons)	Q1 2013	Q4 2012		Q1 2012
Seamless	657	669	(2%)	664	(1%)
Welded	289	306	(6%)	289	-
Total	946	975	(3%)	953	(1%)

Tubes	Q1 2013	Q4 2012		Q1 2012
(Net sales - $ million)
North America	1,143	1,155	(1%)	1,269	(10%)
South America	595	693	(14%)	463	29%
Europe	268	243	10%	262	2%
Middle East & Africa	400	378	6%	281	42%
Far East & Oceania	82	110	(25%)	126	(35%)
Total net sales ($ million)	2,488	2,578	(3%)	2,400	4%
Operating income ($ million)	526	572	(8%)	529	(1%)
Operating income (% of sales)	21.1%	22.2%		22.1%

Net sales of tubular products and services decreased 3% sequentially but increased 4% year on year. Sales decreased sequentially as higher sales of premium in Saudi Arabia and Sub-Saharan Africa did not fully compensate for lower sales in South America and lower market prices in North America. In North America, higher sales in Canada largely offset the effect of lower market prices and less favorable product mix in the United States. In South America, sales decreased due to lower sales of line pipe in Argentina and of OCTG in Colombia. In Europe, sales increased due to higher sales of line pipe for offshore projects in Norway. In the Middle East and Africa, sales increased due to higher sales of premium products in Saudi Arabia and Sub-Saharan Africa. In the Far East and Oceania, sales decreased due to lower sales of line pipe and industrial products in the region.

Operating income from tubular products and services decreased 8% sequentially and 1% year on year, reflecting a decline in sales and in operating margin.

Others	Q1 2013	Q4 2012		Q1 2012
Net sales ($ million)	190	180	6%	217	(12%)
Operating income ($ million)	28	14	100%	37	(24%)
Operating income (% of sales)	14.5%	7.6%		17.0%

Net sales of other products and services increased 6% sequentially but declined 12% year on year. The sequential increase in sales and operating income was mainly due to higher sales and operating income of our industrial equipment business in Brazil.

Selling, general and administrative expenses, or SG&A, amounted to $476 million, or 17.8% of net sales, in the first quarter of 2013, compared to $494 million, 17.9% in the previous quarter and $444 million, 17.0% in the first quarter of 2012.

Net interest expenses amounted to $8 million in the first quarter of 2013, compared to $6 million in the previous quarter and $0.3 million in the first quarter of 2012.

Other financial results generated a loss of $1 million during the first quarter of 2013, compared to a loss of $10 million in the previous quarter and a gain of $13 million during the first quarter of 2012. These results largely reflect gains and losses on net foreign exchange transactions and the fair value of derivative instruments.

Equity in earnings of associated companies generated a gain of $12 million in the first quarter of 2013, compared to a loss of $108 million in the previous quarter and a gain of $14 million in the first quarter of 2012. These results are mainly derived from our equity investment in Ternium (NYSE:TX) and Usiminas. In the previous quarter, these results were negatively affected by the impairment recorded on our investment in Usiminas.

Income tax charges totaled $134 million in the first quarter of 2013, equivalent to 24.6% of income before equity in earnings of associated companies and income tax, compared to $112 million, or19.6% in the previous quarter and $145 million or 25.0% in the first quarter of 2012.

Results attributable to non-controlling interests amounted to losses of $2 million in the first quarter of 2013, compared to losses of $7 million in the previous quarter and gains of $10 million in the first quarter of 2012.

Cash Flow and Liquidity

Net cash provided by operations during the first quarter of 2013 was $563 million, compared to $347 million in the previous quarter and $608 million in the first quarter of 2012.

Capital expenditures amounted to $184 million for the first quarter of 2013, compared to $202 million in the previous quarter and $196 million in the first quarter of 2012.

At the end of the quarter, our net cash position (cash and other current investments less total borrowings) amounted to $121 million.

Conference call

Tenaris will hold a conference call to discuss the above reported results, on May 2, 2013, at 09:00 a.m. (Eastern Time). Following a brief summary, the conference call will be opened to questions. To access the conference call dial in +1 866 318.8618 within North America or +1 617 399.5137 Internationally. The access number is “70135173”. Please dial in 10 minutes before the scheduled start time. The conference call will be also available by webcast at www.tenaris.com/investors

A replay of the conference call will be available on our webpage http://ir.tenaris.com/ or by phone from 12:00 pm on May 2 through 12:00 am on May 9. To access the replay by phone, please dial +1 888 286.8010 or +1 617 801.6888 and enter passcode “88385058” when prompted.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Consolidated Condensed Interim Income Statement

(all amounts in thousands of U.S. dollars)	Three-month period ended March 31,
	2013	2012
Continuing operations	Unaudited
Net sales	2,678,305	2,617,349
Cost of sales	(1,645,432)	(1,611,097)
Gross profit	1,032,873	1,006,252
Selling, general and administrative expenses	(475,565)	(444,143)
Other operating income (expense) net	(3,723)	4,092
Operating income	553,585	566,201
Interest income	6,081	9,583
Interest expense	(13,909)	(9,925)
Other financial results	(1,381)	13,081
Income before equity in earnings of associated companies and income tax	544,376	578,940
Equity in earnings of associated companies	12,197	13,963
Income before income tax	556,573	592,903
Income tax	(133,856)	(144,674)
Income for the period	422,717	448,229

Attributable to:
Owners of the parent	424,777	438,641
Non-controlling interests	(2,060)	9,588
	422,717	448,229

Consolidated Condensed Interim Statement of Financial Position

(all amounts in thousands of U.S. dollars)	At March 31, 2013		At December 31, 2012
	Unaudited
ASSETS
Non-current assets
Property, plant and equipment, net	4,490,305		4,434,970
Intangible assets, net	3,161,011		3,199,916
Investments in associated companies	985,230		977,011
Other investments	2,532		2,603
Deferred tax assets	201,599		215,867
Receivables	128,921	8,969,598	142,060	8,972,427

Current assets
Inventories	2,894,456		2,985,805
Receivables and prepayments	256,572		260,532
Current tax assets	141,359		175,562
Trade receivables	2,076,099		2,070,778
Available for sale assets	21,572		21,572
Other investments	802,991		644,409
Cash and cash equivalents	948,777	7,141,826	828,458	6,987,116
Total assets		16,111,424		15,959,543

EQUITY
Capital and reserves attributable to owners of the parent		11,735,821		11,328,031
Non-controlling interests		156,648		171,561
Total equity		11,892,469		11,499,592

LIABILITIES
Non-current liabilities
Borrowings	491,049		532,407
Deferred tax liabilities	696,401		728,541
Other liabilities	308,084		302,444
Provisions	72,555	1,568,089	67,185	1,630,577

Current liabilities
Borrowings	1,139,799		1,211,785
Current tax liabilities	242,836		254,603
Other liabilities	333,917		318,828
Provisions	24,889		26,958
Customer advances	92,409		134,010
Trade payables	817,016	2,650,866	883,190	2,829,374
Total liabilities		4,218,955		4,459,951
Total equity and liabilities		16,111,424		15,959,543

Consolidated Condensed Interim Statement of Cash Flows
	Three-month period ended March 31,
(all amounts in thousands of U.S. dollars)	2013	2012
	Unaudited
Cash flows from operating activities
Income for the period	422,717	448,229
Adjustments for:
Depreciation and amortization	145,370	138,159
Income tax accruals less payments	15,213	49,495
Equity in earnings of associated companies	(12,197)	(13,963)
Interest accruals less payments, net	(30,725)	(18,293)
Changes in provisions	3,134	(8,131)
Changes in working capital	16,321	(1,796)
Other, including currency translation adjustment	3,578	14,237
Net cash provided by operating activities	563,411	607,937

Cash flows from investing activities
Capital expenditures	(183,885)	(196,395)
Acquisition of associated companies	-	(504,597)

Proceeds from disposal of property, plant and equipment and intangible assets	4,386	1,532
Dividends received from associated companies	1,196	-
Changes in investments in short terms securities	(158,582)	10,583
Net cash used in investing activities	(336,885)	(688,877)

Cash flows from financing activities

Dividends paid to non-controlling interest in subsidiaries	(16,671)	(905)
Acquisitions of non-controlling interests	(538)	(12)
Proceeds from borrowings	625,732	545,779
Repayments of borrowings	(677,045)	(237,103)
Net cash used in financing activities	(68,522)	307,759

Increase in cash and cash equivalents	158,004	226,819

Movement in cash and cash equivalents
At the beginning of the period	772,656	815,032
Effect of exchange rate changes	(5,106)	18,708
Increase in cash and cash equivalents	158,004	226,819
At March 31,	925,554	1,060,559

	At March 31,
Cash and cash equivalents	2013	2012

Cash and bank deposits	948,777	1,076,803
Bank overdrafts	(23,223)	(16,244)
	925,554	1,060,559